Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-285508

Pricing Supplement dated February 20, 2026 (To Product Supplement No. ELN-1 dated March 25, 2025, Underlying Supplement No. ELN-1 dated March 25, 2025, Prospectus Supplement dated March 25, 2025 and Prospectus dated March 25, 2025)

Bank of Montreal Senior Medium-Term Notes, Series K $15,485,000 Autocallable Buffered iShares® Expanded Tech-Software Sector ETF-Linked Notes due February 27, 2029

The notes do not bear interest. The notes will mature on the stated maturity date (February 27, 2029, subject to postponement) unless they are automatically called on either call observation date (March 1, 2027 and February 23, 2028, subject to postponement). If the closing price of the iShares® Expanded Tech-Software Sector ETF on either call observation date is greater than or equal to the call level of 87.00% of the initial underlier level ($80.78, which was the closing price of the underlier on the trade date), the notes will be automatically called, and on the related call payment date (two business days after the applicable call observation date) you will receive, for each $1,000 principal amount of your notes, a cash settlement amount equal to the principal amount of your notes plus the product of the principal amount of your notes times the call premium applicable to that call observation date (10.65% with respect to the first call observation date and 21.30% with respect to the second call observation date).

If your notes are not automatically called, the amount that you will be paid on your notes on the stated maturity date will be based on the performance of the iShares® Expanded Tech-Software Sector ETF as measured from the trade date (February 20, 2026) to and including the determination date (February 23, 2029, subject to postponement). If the final underlier level on the determination date is greater than or equal to the buffer level of 87.00% of the initial underlier level, the return on your notes will be positive and will be equal to the maturity date premium of 31.95%). However, if the final underlier level is less than the buffer level, the return on your notes will be negative and you will lose approximately 1.1494% of the principal amount of your notes for every 1% that the final underlier level has declined below 87.00% of the initial underlier level. You could lose some, or all, of the principal amount of your notes.

If your notes are not automatically called, to determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to:

●	if the underlier return is greater than or equal to -13.00% (the final underlier level is greater than or equal to 87.00% of the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the maturity date premium; or

●	if the underlier return is negative and is below -13.00% (the final underlier level is less than the initial underlier level by more than 13.00%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the buffer rate of approximately 114.94% times (c) the sum of the underlier return plus 13.00%. This amount will be less than $1,000 and could be zero.

The notes will not be listed on any securities exchange and are designed to be held to maturity.

The estimated initial value of the notes determined by us as of the trade date, which we refer to as the initial estimated value, is $967.08 per $1,000 principal amount of notes, which is less than the original issue price. However, as discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Value of the Notes” in this pricing supplement.

The notes involve risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” beginning on page PS-9 herein and “Risk Factors” beginning on page PS-5 of the accompanying product supplement, page S-2 of the prospectus supplement and page 9 of the prospectus.

The notes are the unsecured obligations of Bank of Montreal, and, accordingly, all payments on the notes are subject to the credit risk of Bank of Montreal. If Bank of Montreal defaults on its obligations, you could lose some or all of your investment. The notes are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency.

The notes are not bail-inable notes and are not subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Original Issue Price	Underwriting Discount(1)	Proceeds to Bank of Montreal
Per Note	$1,000.00	$22.50	$977.50
Total	$15,485,000.00	$348,412.50	$15,136,587.50
(1) BMO Capital Markets Corp. (“BMOCM”), our subsidiary, and Goldman Sachs & Co. LLC (“GS&Co.”) are the agents for the distribution of the notes. See “Supplemental Plan of Distribution” in this pricing supplement for further information.
BMO CAPITAL MARKETS	Goldman Sachs & Co. LLC

Terms of the Notes

Issuer:	Bank of Montreal

Underlier:	iShares® Expanded Tech-Software Sector ETF (Bloomberg ticker symbol: IGV)

Fund Underlying Index:	S&P North American Expanded Technology Software IndexTM

Trade Date:	February 20, 2026

Original Issue Date:	February 25, 2026

Principal Amount:	$1,000 per note.

Automatic Call:

If the closing price of the underlier on either call observation date is greater than or equal to the call level, the notes will be automatically called, and on the related call payment date you will receive a cash settlement amount per note in U.S. dollars equal to the principal amount plus the product of the principal amount times the applicable call premium.

If the notes are automatically called, the positive return on the notes will be limited to the applicable call premium, even if the closing price of the underlier on the applicable call observation date significantly exceeds the initial underlier level. If the notes are automatically called, you will not participate in any appreciation of the underlier.

If the notes are automatically called, they will cease to be outstanding on the related call payment date and you will have no further rights under the notes after such call payment date.

The actual call observation dates and call premium applicable to each call observation date will be determined on the trade date and will be within the ranges specified in the table below.

	Call Observation Date	Call Premium	Cash Settlement Amount Per Note Upon An Automatic Call

Call Observation Dates and Call Premiums:	1st Call Observation Date (March 1, 2027)	10.65%	$1,106.50

	2nd Call Observation Date (February 23, 2028)	21.30%	$1,213.00

The call observation dates are subject to postponement as described under “—Market Disruption Events and Postponement Provisions” below.

Call Payment Dates:	The second scheduled business day following the applicable call observation date, subject to postponement as described under “—Market Disruption Events and Postponement Provisions” below.

Determination Date:	February 23, 2029, subject to postponement as described under “—Market Disruption Events and Postponement Provisions” below.

Stated Maturity Date:	February 27, 2029, subject to postponement as described under “—Market Disruption Events and Postponement Provisions” below.

Maturity Date Premium:	31.95%

PS-2

Cash Settlement Amount (on the stated maturity date, if the notes are not automatically called):

If your notes are not automatically called, on the stated maturity date, you will receive a cash payment in U.S. dollars equal to the cash settlement amount. The cash settlement amount per note will equal:

●    if the final underlier level is greater than or equal to the buffer level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the maturity date premium; or

●    if the final underlier level is less than the buffer level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the buffer rate times (c) the sum of the underlier return plus the buffer amount.

If the final underlier level is less than the buffer level, you will lose some, and possibly all, of the principal amount of your notes at maturity.

Initial Underlier Level:	$80.78, the closing price of the underlier on the trade date

Final Underlier Level:	the closing price of the underlier on the determination date.

Underlier Return:	the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage

Call Level:	$70.2786, which is equal to 87.00% of the initial underlier level

Buffer Level:	$70.2786, which is equal to 87.00% of the initial underlier level

Buffer Rate:	the quotient of the initial underlier level divided by the buffer level, which equals approximately 114.94%

Buffer Amount:	13.00%

Closing Price:	Closing price has the meaning set forth under “General Terms of the Notes—Certain Terms for Notes Linked to a Fund or an Underlying Stock—Certain Definitions” in the accompanying product supplement.

Calculation Agent:	BMO Capital Markets Corp. (“BMOCM”)

Material Tax Consequences:	For a discussion of material U.S. federal income tax consequences and Canadian federal income tax consequences of the ownership and disposition of the notes, see “United States Federal Income Tax Considerations” below and the sections of the product supplement entitled “United States Federal Income Tax Considerations” and “Canadian Federal Income Tax Consequences.”

Market Disruption Events and Postponement Provisions:

Each call observation date and the determination date is subject to postponement due to non-scheduled trading days and the occurrence of a market disruption event. In addition, a call payment date or the stated maturity date will be postponed if the related call observation date or the stated maturity date, as applicable, is postponed and will be adjusted for non-business days.

For more information regarding adjustments to the call observation dates, the call payment dates, the determination date and the stated maturity date, see “General Terms of the Notes—Consequences of a Market Disruption Event; Postponement of a Valuation Date—Notes Linked to a Single Underlier” and “—Payment Dates” in the accompanying product supplement. For purposes of the accompanying product supplement each call observation date and the determination date is a “valuation date” and each call payment date and the stated maturity date is a “payment date.” In addition, for information regarding the circumstances that may result in a market disruption event, see “General Terms of the Notes—Certain Terms for Notes Linked to a Fund or an Underlying Stock—Market Disruption Events” in the accompanying product supplement.

PS-3

Supplemental Provisions:	For purposes of the notes, the provisions set forth under “General Terms of the Notes—Change-in-Law Events” and the provisions set forth under the final paragraph of “General Terms of the Notes—Certain Terms for Notes Linked to a Fund or an Underlying Stock—Anti-dilution Adjustments—Reorganization Events” in the accompanying product supplement are not applicable.

Denominations:	$1,000 and any integral multiple of $1,000.

CUSIP / ISIN:	06376JZR5 / US06376JZR57

PS-4

Additional Information about the Issuer and the Notes

You should read this pricing supplement together with product supplement no. ELN-1 dated March 25, 2025, underlying supplement no. ELN-1 dated March 25, 2025, the prospectus supplement dated March 25, 2025 and the prospectus dated March 25, 2025 for additional information about the notes. To the extent that disclosure in this pricing supplement is inconsistent with the disclosure in the product supplement, underlying supplement, prospectus supplement or prospectus, the disclosure in this pricing supplement will control. Certain defined terms used but not defined herein have the meanings set forth in the product supplement, prospectus supplement or prospectus.

Our Central Index Key, or CIK, on the SEC website is 927971. When we refer to “we,” “us” or “our” in this pricing supplement, we refer only to Bank of Montreal.

You may access the product supplement, underlying supplement, prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product Supplement No. ELN-1 dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000121465925004723/o321252424b2.htm

•	Underlying Supplement No. ELN-1 dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000121465925004728/r321250424b2.htm

•	Prospectus Supplement and Prospectus dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000119312525062081/d840917d424b5.htm

PS-5

Estimated Value of the Notes

Our estimated initial value of the notes equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions is derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors. As a result, the estimated initial value of the notes is based on market conditions at the time it is calculated.

For more information about the estimated initial value of the notes, see “Selected Risk Considerations” below.

PS-6

Hypothetical Examples

The following examples are provided for purposes of illustration only. The examples should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical closing prices of the underlier on the call observation dates and on the determination date could have on whether the notes are automatically called and the cash settlement amount at maturity, assuming all other variables remain constant and are not intended to predict the actual closing prices of the underlier.

The information in the following examples reflects hypothetical rates of return on the notes assuming that they are purchased on the original issue date at a price equal to the principal amount and held to the related call payment date or the stated maturity date, as applicable. If you sell your notes in any secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below. Such factors are described under “Selected Risk Considerations—The Value of the Notes Prior to Maturity Will Be Affected by Numerous Factors, Some of Which Are Related in Complex Ways” below. In addition, the estimated value of the notes will be less than the original issue price. For more information on the estimated value of your notes, see “Estimated Value of the Notes” above and “Selected Risk Considerations” below.

The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Call premium	10.65% for the first call observation date and 21.30% for the second call observation date
Maturity date premium	31.95%
Call level	87.00% of the initial underlier level
Buffer level	87.00% of the initial underlier level
Buffer rate	approximately 114.94%
Buffer amount	13.00%
Neither a market disruption event nor a non-scheduled trading day occurs on either originally scheduled call observation date or the originally scheduled determination date
No change in or affecting the underlier, any of the securities held by the underlier or the policies of the fund sponsor or the method by which the fund underlying index sponsor calculates the fund underlying index
Notes purchased on original issue date at a price equal to the principal amount and held to the applicable call payment date or the stated maturity date, as applicable

The actual performance of the underlier over the term of your notes, as well as whether the notes are automatically called on either call observation date and the actual cash settlement amount on the related call payment date or at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical closing prices of the underlier shown elsewhere in this pricing supplement. For information about the historical closing prices of the underlier during recent periods, see “The Underlier—Historical Information” below.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

PS-7

Hypothetical Examples Of Payment Upon An Automatic Call

If your notes are automatically called on the first call observation date (i.e., the closing price of the underlier on the first call observation date is greater than or equal to the call level), the cash settlement amount that we would deliver per note on the applicable call payment date would be the sum of $1,000 plus the product of $1,000 times the applicable call premium. If, for example, the closing price of the underlier on the first call observation date were determined to be 105.00% of the initial underlier level, your notes would be automatically called and the cash settlement amount that we would deliver on your notes on the related call payment date would be 110.650% of the principal amount, or $1,106.50 per note.

If the notes are not automatically called on the first call observation date but are automatically called on the second call observation date (i.e., the closing price of the underlier on the first call observation date is less than the call level and the closing price of the underlier on the second call observation date is greater than or equal to the call level), the cash settlement amount that we would deliver per note on the applicable call payment date would be the sum of $1,000 plus the product of $1,000 times the applicable call premium. If, for example, the closing price of the underlier on the second call observation date were determined to be 150.00% of the initial underlier level, your notes would be automatically called and the cash settlement amount that we would deliver on your notes on the related call payment date would be 121.300% of the principal amount, or $1,213.00 per note. Even though the underlier appreciated by 50.00% from its initial underlier level to its closing price on the second call observation date in this example, your return is limited to the call premium of 21.30% that is applicable to the second call observation date.

Hypothetical Examples Of Payment at Maturity

If the notes are not automatically called on either call observation date (i.e., the closing price of the underlier on each call observation date is less than the call level), the cash settlement amount on the stated maturity date will depend on the performance of the underlier on the determination date, as shown in the table below. The table below assumes that the notes have not been automatically called on either call observation date and reflects hypothetical cash settlement amounts that you could receive on the stated maturity date. The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts (at maturity), based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 131.950% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the notes on the stated maturity date would equal 131.950% of the principal amount of a note, based on the corresponding hypothetical final underlier level and the assumptions noted above.

The Notes Have Not Been Automatically Called
Hypothetical Final Underlier Level (as a Percentage of the Initial Underlier Level)	Hypothetical Cash Settlement Amount (as a Percentage of the Principal Amount)
200.000%	131.950%
175.000%	131.950%
150.000%	131.950%
140.000%	131.950%
130.000%	131.950%
120.000%	131.950%
110.000%	131.950%
105.000%	131.950%
102.500%	131.950%
100.000%	131.950%
97.500%	131.950%
95.000%	131.950%
90.000%	131.950%
87.000%	131.950%
86.999%	99.999%
80.000%	91.954%
75.000%	86.207%
50.000%	57.471%
25.000%	28.736%
0.000%	0.000%

PS-8

As shown in the table above:

•	If the notes have not been automatically called and the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 28.736% of the principal amount of your notes. As a result, if you purchased your notes on the original issue date at the principal amount and held them to the stated maturity date, you would lose approximately 71.264% of your investment.

•	If the notes have not been automatically called and the final underlier level were determined to be 0.000% of the initial underlier level, you would lose your entire investment in the notes.

•	If the notes have not been automatically called and the final underlier level were determined to be 200.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be limited by the maturity date premium, and would be equal to 131.950% of the principal amount of your notes. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 87.000% of the initial underlier level, regardless of the extent of that increase.

PS-9

Selected Risk Considerations

The notes involve risks not associated with an investment in conventional debt securities. Some of the risks that apply to an investment in the notes are summarized below, but we urge you to read the more detailed explanation of the risks relating to the notes generally in the “Risk Factors” section of the accompanying product supplement and prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the appropriateness of an investment in the notes in light of your particular circumstances.

Risks Relating To The Notes Generally

If The Notes Are Not Automatically Called And The Final Underlier Level Is Less Than The Buffer Level, You Will Lose Some, And Possibly All, Of The Principal Amount Of Your Notes At Maturity.

We will not repay you a fixed amount on the notes on the stated maturity date. If the closing price of the underlier is less than the call level on each call observation date, the notes will not be automatically called, and you will receive a cash settlement amount on the stated maturity date that will depend on the direction of and percentage change in the final underlier level relative to the initial underlier level and the other terms of the notes. Because the value of the underlier will be subject to market fluctuations, the cash settlement amount on the stated maturity date may be more or less, and possibly significantly less, than the principal amount of your notes.

If the notes are not automatically called and the final underlier level is less than the buffer level, the cash settlement amount will be less than the principal amount and you will lose approximately 1.1494% of the principal amount for every 1% that the final underlier level is less than the buffer level. As a result, if the final underlier level is less than the buffer level, you will lose some, and possibly all, of the principal amount per note at maturity. This is the case even if the value of the underlier is greater than or equal to the initial underlier level or the buffer level at certain times during the term of the notes.

If the notes are not automatically called and the final underlier level is less than the buffer level, your return on the notes will be negative, and therefore your yield on the notes will be less than the yield you would earn if you bought a traditional interest-bearing debt security of Bank of Montreal or another issuer with a similar credit rating with the same stated maturity date.

The Potential Return On The Notes Is Limited To The Applicable Call Premium Or The Maturity Date Premium, As Applicable.

The potential return on the notes is limited to the applicable call premium or the maturity date premium, as applicable, regardless of the performance of the underlier. The underlier may appreciate by significantly more than the percentage represented by the applicable call premium or maturity date premium from the trade date through the applicable call observation date or determination date, as applicable, in which case an investment in the notes will underperform a hypothetical alternative investment providing a 1-to-1 return based on the performance of the underlier. Furthermore, if the notes are called on the earlier call observation date, you will receive a lower call premium than if the notes were called on the later call observation date or if the notes were held to maturity and the final underlier level were greater than or equal to the buffer level. Accordingly, you will not receive a cash settlement amount based on the highest premium if the notes are automatically called prior to the determination date.

The Notes Do Not Pay Interest.

The notes will not pay any interest. Accordingly, you should not invest in the notes if you seek current income during the term of the notes.

Higher Premiums Are Associated With Greater Risk.

The notes offer the potential to receive a call premium or maturity date premium, as applicable, that reflect a per annum rate that is higher than the fixed rate we would pay on conventional debt securities of the same maturity. These higher potential premiums are associated with greater levels of expected risk as of the trade date as compared to conventional debt securities, including the risk that the notes will not be automatically called and the risk that you may lose some, and possibly all, of the principal amount per note at maturity. The volatility of the underlier is an important factor affecting this risk. Volatility is a measurement of the size and frequency of daily fluctuations in the value of the underlier, typically observed over a specified period of time. Volatility can be measured in a variety of ways, including on a historical basis or on an expected basis as implied by option prices in the market. Greater expected volatility of the underlier as of the trade date may result in higher premiums, but it also represents a greater expected likelihood as of the trade date that the closing price of the underlier will be less than the call level on each call observation date, such that the notes will not be automatically called for the applicable call premium, and that the closing price of the underlier on the determination date will be less than the buffer level such that you will not receive the maturity date premium and will lose some, and possibly all, of the principal amount per note at maturity. In general, the higher the premiums are relative to the fixed rate we would pay on conventional debt securities, the greater the expected risk that the notes will not be automatically called and that you will lose some, and possibly all, of the principal amount per note at maturity.

PS-10

You Will Be Subject To Reinvestment Risk.

If the notes are automatically called, the term of the notes will be reduced. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to maturity.

The Notes Are Subject To Credit Risk.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the notes are subject to our creditworthiness and you will have no ability to pursue the shares of the underlier or any securities held by the underlier for payment. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations under the notes, you may not receive any amounts owed to you under the terms of the notes.

The U.S. Federal Income Tax Consequences Of An Investment In The Notes Are Unclear.

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”) with respect to the notes. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with our intended treatment of them, as described in “United States Federal Income Tax Considerations” below. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors, and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Even if the treatment of the notes is respected, a note may be treated as a “constructive ownership transaction,” with potentially adverse consequences described below under “United States Federal Income Tax Considerations.” Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal income tax treatment of the notes, possibly retroactively.

You should review carefully the sections of this pricing supplement and the accompanying product supplement entitled “United States Federal Income Tax Considerations” and consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

A Call Payment Date Or The Stated Maturity Date, As Applicable, Will Be Postponed If A Call Observation Date Or The Determination Date Is Postponed.

A call observation date and the determination date, as applicable, will be postponed if an originally scheduled call observation date or the originally scheduled determination date is not a scheduled trading day or if the calculation agent determines that a market disruption event has occurred or is continuing on such date. If such a postponement occurs, the applicable call payment date or the stated maturity date, as applicable, will be postponed. See “General Terms of the Notes—Consequences of a Market Disruption Event; Postponement of a Valuation Date—Notes Linked to a Single Underlier” and “—Payment Dates” in the accompanying product supplement.

Risks Relating To The Estimated Value Of The Notes And Any Secondary Market

The Estimated Value Of The Notes On The Trade Date, Based On Our Proprietary Pricing Models, Will Be Less Than The Original Issue Price.

Our initial estimated value of the notes is only an estimate, and is based on a number of factors. The original issue price of the notes may exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the original issue price, but are not included in the estimated value. These costs will include any underwriting discount and selling concessions and the cost of hedging our obligations under the notes through one or more hedge counterparties (which may be one or more of our affiliates or an agent or its affiliates). Such hedging cost includes our or our hedge counterparty’s expected cost of providing such hedge, as well as the profit we or our hedge counterparty expect to realize in consideration for assuming the risks inherent in providing such hedge.

PS-11

The Terms Of The Notes Are Not Determined By Reference To The Credit Spreads For Our Conventional Fixed-Rate Debt.

To determine the terms of the notes, we use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

The Estimated Value Of The Notes Is Not An Indication Of The Price, If Any, At Which We, BMOCM, GS&Co. Or Any Other Person May Be Willing To Buy The Notes From You In The Secondary Market.

Our initial estimated value of the notes is derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the underlier, dividend rates and interest rates. Different pricing models and assumptions, including those used by GS&Co., its affiliate or other market participants, could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the trade date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the trade date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors discussed in the next risk factor. These changes are likely to impact the price, if any, at which we, BMOCM, GS&Co., our respective affiliates or any other party would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we, BMOCM, GS&Co., our respective affiliates or any other party would be willing to buy your notes in any secondary market at any time.

GS&Co. has advised us that its estimate of the value of the notes for purposes of any secondary market price it offers will be determined by reference to its pricing models (taking into account our internal funding rate). Any such secondary market price offered by GS&Co. will be affected by many factors similar to those discussed in the next risk factor. Any such secondary market price quoted by GS&Co. or any of its affiliates may be different than the price quoted by BMOCM or its affiliates. GS&Co. has advised us that the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell the notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately its estimate of the value of your notes determined by reference to its pricing models at the time of pricing, plus an additional amount (initially equal to $44.00 per note).

GS&Co. has advised us that prior to May 20, 2026, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell the notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) its then-current estimate of the value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through May 19, 2026). On and after May 20, 2026, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately its then-current estimate of the value of the notes determined by reference to its pricing models. GS&Co. has advised us that the price at which it will buy or sell the notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

The Value Of The Notes Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by the then-current value of the underlier, interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, which are described in more detail in the accompanying product supplement, are expected to affect the value of the notes: performance of the underlier; interest rates; volatility of the underlier; time remaining to maturity; and dividend yields on the securities held by the underlier. When we refer to the “value” of your notes, we mean the value you could receive for your notes if you are able to sell them in the open market before the stated maturity date.

In addition to these factors, the value of the notes will be affected by actual or anticipated changes in our creditworthiness. You should understand that the impact of one of the factors specified above, such as a change in interest rates, may offset some or all of any change in the value of the notes attributable to another factor, such as a change in the value of the underlier. Because numerous factors are expected to affect the value of the notes, changes in the value of the underlier may not result in a comparable change in the value of the notes.

PS-12

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange. Although the agents and/or their respective affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which an agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to maturity.

Risks Relating To The Underlier

Whether The Notes Will Be Automatically Called And The Cash Settlement Amount Will Depend Upon The Performance Of The Underlier And Therefore The Notes Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.

•	Investing In The Notes Is Not The Same As Investing In The Underlier. Investing in the notes is not equivalent to investing in the underlier. As an investor in the notes, your return will not reflect the return you would realize if you actually owned and held the shares of the underlier for a period similar to the term of the notes because you will not receive any dividend payments, distributions or any other payments paid on those shares. As a holder of the notes, you will not have any voting rights or any other rights that holders of the underlier would have.

•	Historical Values Of The Underlier Should Not Be Taken As An Indication Of The Future Performance Of The Underlier During The Term Of The Notes.

•	Changes That Affect The Underlier Or The Fund Underlying Index May Adversely Affect The Value Of The Notes, Whether The Notes Will Be Automatically Called And The Cash Settlement Amount.

•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Held By The Underlier.

•	We And Our Affiliates Have No Affiliation With The Fund Sponsor Or The Fund Underlying Index Sponsor And Have Not Independently Verified Their Public Disclosure Of Information.

•	An Investment Linked To The Shares Of The Underlier Is Different From An Investment Linked To Its Fund Underlying Index.

•	There Are Risks Associated With The Underlier.

•	Anti-Dilution Protection Is Limited, And The Calculation Agent Has Discretion To Make Anti-Dilution Adjustments.

•	Reorganization Or Other Events Relating To A Fund Could Adversely Affect The Value Of The Notes.

The Notes Are Subject To Risks Relating To Non-U.S. Securities Markets With Respect To The Underlier.

Some of the equity securities composing the underlier are issued by non-U.S. companies in non-U.S. securities markets. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

PS-13

The Equity Securities Composing The Underlier Are Concentrated In The Software Sector.

All or substantially all of the equity securities composing the underlier are issued by companies whose primary line of business is directly associated with the software sector. As a result, the value of the notes may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers. The values of companies that are involved in the software industry, such as application software, systems software and home entertainment software sub-industries, are particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation, changes in the prices and availability of raw materials and competition in the software industry, both domestically and internationally, including competition from foreign competitors with potentially lower productions costs. Such companies may also be heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, such companies may face competition for the services of, and difficulties in employing and retaining, qualified personnel.

Risks Relating To Conflicts Of Interest

Our Economic Interests And Those Of GS&Co. And Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

You should be aware of the following ways in which our economic interests and those of GS&Co. and any dealer participating in the distribution of the notes, which we refer to as a “participating dealer,” are potentially adverse to your interests as an investor in the notes. In engaging in certain of the activities described below and as discussed in more detail in the accompanying product supplement, our affiliates, GS&Co. or any participating dealer or their respective affiliates may take actions that may adversely affect the value of and your return on the notes, and in so doing they will have no obligation to consider your interests as an investor in the notes. Our affiliates, GS&Co. or any participating dealer or their respective affiliates may realize a profit from these activities even if investors do not receive a favorable investment return on the notes.

•	The calculation agent is our affiliate and may be required to make discretionary judgments that affect the return you receive on the notes. BMOCM, which is our affiliate, will be the calculation agent for the notes. As calculation agent, BMOCM will determine any values of the underlier and make any other determinations necessary to calculate any payments on the notes. In making these determinations, BMOCM may be required to make discretionary judgments that may adversely affect any payments on the notes. See the sections entitled “General Terms of the Notes—Certain Terms for Notes Linked to a Fund or an Underlying Stock—Market Disruption Events” and “—Anti-dilution Adjustments” and “—Discontinuation of, or Adjustments to, a Fund” in the accompanying product supplement. In making these discretionary judgments, the fact that BMOCM is our affiliate may cause it to have economic interests that are adverse to your interests as an investor in the notes, and BMOCM’s determinations as calculation agent may adversely affect your return on the notes.

•	The estimated value of the notes was calculated by us and is therefore not an independent third-party valuation.

•	Research reports by our affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the notes and may adversely affect the value of the underlier.

•	Business activities of our affiliates or any participating dealer or its affiliates with the companies whose securities are held by the underlier may adversely affect the value of the underlier.

•	Hedging activities by our affiliates or any participating dealer or its affiliates may adversely affect the value of the underlier.

•	Trading activities by our affiliates or any participating dealer or its affiliates may adversely affect the value of the underlier.

•	A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or fee, creating a further incentive for the participating dealer to sell the notes to you.

PS-14

The Underlier

The iShares® Expanded Tech-Software Sector ETF is issued by iShares® Trust, a registered investment company. The iShares® Expanded Tech-Software Sector ETF seeks to track the investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P North American Expanded Technology Software IndexTM. The S&P North American Expanded Technology Software IndexTM is a free float-adjusted market capitalization index that is designed to measure U.S. traded securities in the Global Industry Classification Standard (“GICS®”) application software, systems software, and home entertainment software sub-industries as well as applicable supplementary stocks. Information provided to or filed with the SEC under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-92935 and 811-09729 and can be inspected through the SEC’s website at www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. None of such publicly available information is incorporated by reference into this pricing supplement. The iShares® Expanded Tech-Software Sector ETF is listed on the Cboe BZX under the ticker symbol “IGV.” For more information about the S&P North American Expanded Technology Software IndexTM, see “—The S&P North American Expanded Technology Software IndexTM” below.

This pricing supplement relates only to the notes offered hereby and does not relate to the underlier. We have derived all disclosures contained in this pricing supplement regarding the underlier from the publicly available documents described in the preceding paragraph, without independent investigation. In connection with the offering of the notes, neither we nor any agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the underlier. Neither we nor any agent has independently verified the accuracy or completeness of any information with respect to the underlier in connection with the offer and sale of the notes. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the underlier have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the underlier could affect the value of, and any payments on, the notes.

We and/or our affiliates may presently or from time to time engage in business with the underlier. In the course of such business, we and/or our affiliates may acquire non-public information with respect to the underlier, and neither we nor any of our affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the underlier. The statements in the preceding two sentences are not intended to affect the rights of investors in the notes under the securities laws.

The S&P North American Expanded Technology Software IndexTM

We obtained all information contained in this pricing supplement regarding the S&P North American Expanded Technology Software IndexTM (referred to in this section as the “Expanded Technology Software Index”), including, without limitation, its make-up, method of calculation, and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones”), the index sponsor of the Expanded Technology Software Index. The Expanded Technology Software Index was developed by S&P Dow Jones and is calculated, maintained and published by S&P Dow Jones. S&P Dow Jones has no obligation to continue to publish, and may discontinue publication of, the Expanded Technology Software Index at any time. Neither we nor any agent has independently verified the accuracy or completeness of any information with respect to the Expanded Technology Software Index in connection with the offer and sale of the notes.

In addition, information about the Expanded Technology Software Index may be obtained from other sources including, but not limited to, the Expanded Technology Software Index sponsor’s website. We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor any agent makes any representation that such publicly available information regarding the Expanded Technology Software Index is accurate or complete.

The Expanded Technology Software Index is a capped modified market capitalization-based index that measures the performance of U.S.-traded stocks from the software industry and select companies from the interactive home entertainment and interactive media and services industries in the U.S. and Canada, as determined by S&P Dow Jones.

The Expanded Technology Software Index is reported by Bloomberg L.P. under the ticker symbol “SPNASEUP.”

Index Composition and Construction

The Expanded Technology Software Index is comprised of the constituents of the S&P North American Technology Software IndexTM (the “Parent Index”) and eligible “Supplementary Stocks” (as defined below). S&P Dow Jones assigns constituents to the Parent Index based on the constituent’s classification under the Global Industry Classification Standard (“GICS®”). The Parent Index is a capped modified market capitalization-based index that measures the performance of the GICS® application software, systems software and home entertainment software sub-industries.

PS-15

Supplementary Stocks include the common stock of Activision Blizzard, Inc., the common stock of Electronic Arts Inc., the Class A common stock of Snap Inc., the common stock of Take-Two Interactive Software, Inc. and the Class A common stock of Zynga Inc. If a Supplementary Stock is not included in the list of eligible GICS® classifications but otherwise meets all eligibility criteria of the Parent Index, it will be included in the Expanded Technology Software Index. For information about the eligibility criteria of the Parent Index, please see “Parent Index Eligibility Criteria” below.

Parent Index Eligibility Criteria

To be eligible for inclusion in the Parent Index, the company must be a member of either the S&P Total Market Index (the “S&P TMI”) or the S&P/TSX Composite Index (the “S&P TSX”).

•	The S&P TMI offers broad market exposure to companies of all market capitalizations, including all U.S. common equities with a primary listing on the New York Stock Exchange, NYSE Arca, NYSE American, Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Cboe BZX, Cboe BYX, Cboe EDGA or Cboe EDGX exchanges. Only U.S. companies are eligible for inclusion in the S&P TMI.

•	The S&P TSX is a broad market measure for the Canadian equity markets and includes common stocks and income trust units. Canadian companies included in the S&P TSX must meet minimum market capitalization requirements based on their volume weighted average prices on the Toronto Stock Exchange.

Other eligibility criteria include:

•	Market Capitalization. At each rebalancing, the company must have full market capitalization above its sector capitalization cutoff of US$ 1.4 billion as of the rebalancing reference date to be added to the Parent Index. This cutoff is subject to change depending on market requirements. Current constituents of the Parent Index with a full market capitalization below 50% of their sector capitalization cutoff are removed.

•	Liquidity. Stocks must have a liquidity ratio greater than 30%. The liquidity ratio is defined as the annualized dollar value traded over the previous six months divided by the average full market capitalization over the previous six months. The length of time to evaluate liquidity is reduced to the available trading period for initial public offerings or spin-offs that do not have six months of trading history. If a stock has been trading for fewer than six calendar months but more than 22 trading days, the stock’s average daily share volume for its entire trading history is used to calculate its liquidity ratio. Current constituents of the Parent Index with a liquidity ratio less than 15% based, on annualized dollar value traded for the prior six calendar months, are removed.

•	Public Float. Companies with a public float below 20% are not eligible (or 10% for current constituents of the Parent Index.

•	Exchange Listing. The company’s stock must trade on the New York Stock Exchange (including NYSE Arca), NYSE American, Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market or BATS. Only actual common shares outstanding are eligible for inclusion. Canadian companies with common shares listed on the above exchanges are eligible for inclusion, but American Depositary Receipts are not eligible..

•	Sector Classification. Companies classified under the GICS® application software, systems software and home entertainment software sub-industries are eligible.

•	Minimum Constituent Count. At each quarterly rebalancing, if the constituent count is less than 22 after applying the rules set forth in the eligibility criteria, the market capitalization requirement is relaxed so that the next largest non-constituent in the eligible universe is added until the constituent count reaches 22.

•	Multiple Classes of Stock. All publicly listed multiple share class lines are eligible for inclusion in the Parent Index, subject to meeting the eligibility criteria.

Additions and Deletions

Additions to the Parent Index are added to the Expanded Technology Software Index simultaneously. With the exception of the Supplementary Stocks, constituents removed from the Parent Index are removed from the Expanded Technology Software Index simultaneously. If a Supplementary Stock is removed from the S&P TMI, it is removed from the Expanded Technology Software Index simultaneously.

PS-16

Capping Methodology

For capping purposes, the Expanded Technology Software Index is rebalanced quarterly, after the market close on the third Friday of March, June, September and December, using the following procedures:

1.	The rebalancing reference date is the second Thursday of March, June, September and December.

2.	With prices reflected on the rebalancing reference date, and membership, shares outstanding and investable weight factors as of the rebalancing effective date, each company is weighted by float-adjusted market capitalization.

3.	If any company’s weight exceeds 8.5%, that company’s weight is capped at the maximum level and all excess weight is proportionally redistributed to all uncapped companies within the Expanded Technology Software Index. If, after this redistribution, any company breaches the weight cap, the process is repeated iteratively until no company breaches the company capping rule.

4.	Then, the aggregate weight of the companies in the Expanded Technology Software Index with a weight greater than 4.5% cannot exceed 45%. These caps are set to allow for a buffer below the respective 5% and 50% limits.

5.	If the rule in paragraph 4 is breached, all the companies are ranked in descending order of their weights and the company with the lowest weight that causes the 45% limit to be breached is reduced either until the rule in paragraph 4 is satisfied or its individual weight falls to 4.5%.

6.	This excess weight is proportionally redistributed to all companies with weights below 4.5%. Any stock that receives weight cannot breach the 4.5% cap. This process is repeated iteratively until paragraph 4 is satisfied or until all stocks are greater than or equal to 4.5%.

Calculation, Maintenance and Governance

Membership in the Expanded Technology Software Index is reviewed semi-annually, effective after the market close on the third Friday of June and December, respectively. The rebalancing reference date is after the market close of the last trading date of the previous month. The Expanded Technology Software Index is calculated, maintained and governed using the same methodology as an “S&P Index” described in the accompanying underlying supplement, subject to the capping methodology and other provisions described above. For additional information about the calculation, maintenance and governance of an “S&P Index”, please see “Description of Indices—The S&P U.S. Indices” in the accompanying underlying supplement.

PS-17

Historical Information

We obtained the closing prices of the underlier in the graph below from Bloomberg Finance L.P., without independent verification.

The following graph sets forth daily closing prices of the underlier for the period from January 4, 2021 to February 20, 2026. The closing price on February 20, 2026 was $80.78. The historical performance of the underlier should not be taken as an indication of its future performance during the term of the notes.

PS-18

Summary of Canadian Federal Income Tax Consequences

For a discussion of the material Canadian federal income tax consequences relating to an investment in the notes, see the section entitled “Canadian Federal Income Tax Summary” in the accompanying product supplement. Notwithstanding anything to the contrary in the accompanying product supplement, the Canadian tax consequences discussed in the accompanying product supplement do not take into account the proposed amendments to the “hybrid mismatch arrangement” rules in the Tax Act released for consultation on January 29, 2026.

PS-19

United States Federal Income Tax Considerations

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority, in the opinion of our counsel Davis Polk & Wardwell LLP, under current law, and based on current market conditions, it is reasonable to treat a note as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Assuming this treatment of the notes is respected, the tax consequences are as outlined in the discussion under “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Open Transactions” in the accompanying product supplement.

Even if the treatment of the notes as “open transactions” is respected, a purchase of a note may be treated as entry into a “constructive ownership transaction,” within the meaning of Section 1260 of the Code. In that case, all or a portion of any long-term capital gain a U.S. investor would otherwise recognize in respect of a note would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain.” Any long-term capital gain recharacterized as ordinary income under Section 1260 would be treated as accruing at a constant rate over the period the U.S. investor held the notes, and the U.S. investor would be subject to an interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years. Due to the lack of governing authority, there is significant uncertainty as to whether or how these rules will apply to the notes. U.S. investors should read the section entitled “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Open Transactions—Possible Application of Section 1260 of the Code” in the accompanying product supplement for additional information and consult their tax advisors regarding the potential application of the “constructive ownership” rule.

We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the treatment of the notes. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors, and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. For example, under one alternative characterization the notes may be treated as contingent payment debt instruments, which among other things would require U.S. investors to accrue income periodically based on a “comparable yield” and generally would require non-U.S. investors to certify their non-U.S. status on an IRS Form W-8 to avoid a 30% (or a lower treaty rate) U.S. withholding tax. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

As discussed in the accompanying product supplement, Section 871(m) of the Code and the Treasury regulations thereunder (“Section 871(m)”) generally impose a 30% (or lower treaty rate) withholding tax on “dividend equivalents” paid or deemed paid to non-U.S. investors with respect to certain financial instruments linked to equities that could pay U.S.-source dividends for U.S. federal income tax purposes (“underlying securities”), as defined under the applicable Treasury regulations, or indices that include underlying securities. Section 871(m) generally applies to financial instruments that substantially replicate the economic performance of one or more underlying securities, as determined based on tests set forth in the applicable Treasury regulations. Pursuant to an IRS notice, Section 871(m) will not apply to securities issued before January 1, 2027 that do not have a delta of one with respect to any underlying security. Based on our determination that the notes do not have a delta of one with respect to any underlying security, the notes should not be subject to Section 871(m). Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on a non-U.S. investor’s particular circumstances, including whether the non-U.S. investor enters into other transactions with respect to an underlying security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. Non-U.S. investors should consult their tax advisors regarding the potential application of Section 871(m) to the notes.

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “United States Federal Income Tax Considerations” in the accompanying product supplement and consult their tax advisors regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

PS-20

Supplemental Plan of Distribution

BMOCM, our subsidiary, and GS&Co. are the agents for the distribution of the notes. We have agreed to sell to GS&Co., and GS&Co. has agreed to purchase from us, all of the notes at the original issue price less the underwriting discount specified on the cover page of this pricing supplement. GS&Co. may resell the notes to other securities dealers at the original issue price of the notes less a concession not in excess of the underwriting discount. In addition, a fee will be paid to iCapital Markets LLC, an electronic platform in which an affiliate of GS&Co. holds an indirect minority equity interest, for services it is providing in connection with this offering.

We expect to hedge our obligations through one or more hedge counterparties (which may be one or more of our affiliates or an agent or its affiliates). The agents or their respective affiliates expect to realize hedging profits projected by their proprietary pricing models to the extent they assume the risks inherent in hedging our obligations under the notes. If any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the notes to you.

BMOCM and GS&Co. may, but are not obligated to, make a market in the notes. BMOCM and GS&Co. will determine any secondary market prices that they are prepared to offer in their sole discretion.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

See “Supplemental Plan of Distribution” in the accompanying product supplement, “Supplemental Plan of Distribution (Conflicts of Interest) in the accompanying prospectus supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus for more information.

PS-21

Validity of the Notes

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank of Montreal in conformity with the indenture, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes, the notes will have been validly executed, authenticated, issued and delivered, to the extent that validity of the notes is a matter governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein and will be valid obligations of the Bank of Montreal, subject to the following limitations (i) the enforceability of the indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to certain assumptions about (i) the trustees’ authorization, execution and delivery of the indenture, (ii) the genuineness of signatures and (iii) certain other matters, all as stated in the letter of such counsel dated March 25, 2025, which has been filed as Exhibit 5.3 to Bank of Montreal’s Form 6-K filed with the SEC and dated March 25, 2025.

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Bank of Montreal, when the notes offered by this pricing supplement have been issued by the Bank of Montreal pursuant to the indenture, the trustee has made the appropriate entries or notations to the master global note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Bank of Montreal, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions or applications giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to (i) the enforceability of any waiver of rights under any usury or stay law; or (ii) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as the foregoing opinion involves matters governed by the laws of the Provinces of Ontario and Québec and the federal laws of Canada, you have received, and we understand that you are relying upon, the opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Bank of Montreal, set forth above. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated March 25, 2025, which has been filed as an exhibit to Bank of Montreal’s report on Form 6-K filed with the SEC on March 25, 2025.

PS-22